

भारतीय स्टेट बँक

भारतीय स्टेट बैंक

State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / CO/S&B/VR/2003/3130 दिनांक / Date : 28.10.2003

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

SUPPL

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/3128 dated the October 28, 2003 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)



03037774

03 DEC -1 AM 7:21

Encl. : a/a.

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

dlw 12/1

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बैंक

State Bank of India

25th Floor, Dalal Street,
Mumbai - 400 001

FILE NO. 82.4524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No.: CO/S&B/VR/2003/3128 दिनांक / तारीख / Date : 28.10.2003

Dear Sir,

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India(SEBI)'s letter No.SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 27th October, 2003 issued by M/s Sudit K. Parekh & Co., Chartered Accountants for the quarter ended 30.09.2003, who have conducted Secretarial Audit of the Bank's capital and certified that :

i) The total of the shares held in NSDL, CDSL and in the physical form tally with the issued/paid-up capital.

a)	Total equity shares held in physical form	339,241,473
b)	Total equity shares held in dematerialized form	187,057,405
	TOTAL	**526,298,878**

ii) The Register of Members(RoM) is updated.

iii) There are no changes in Share Capital(due to Rights, Bonus, Preferential Issue, IPO, Buy-Back, Capital Reduction, Amalgamation, De-merger etc) during the quarter ended 30th September, 2003.

iv) During the quarter July to September, 2003, dematerialized requests have been confirmed within 21 days to NSDL/CDSL.

2. Kindly acknowledge receipt.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)
Encl. a.a


SHARES & BONDS
CORPORATE CENTRE
MUMBAI

SUDIT K. PAREKH & CO.

Chartered Accountants
12A Suleman Chambers, 4 Battery Street, Apollo Bunder, Mumbai – 400 039
Tel + 91 22 22821141, 22834187 Fax + 91 22 22024193
E Mail admin@skparekh.com

FILE NO. 82.4524

CERTIFICATE

Sudit Parekh
Srikant Jilla
Sapan Parekh
Bharat Mody
Prakash Hamirwasia
Narayan Mehta
Pushkar Bagmar
Ch. Soma Raju
Durgaprasad Khatri

International & Tax Division
201
Tej Mahan Apts.,
J.B. Nagar
Andheri (E)
Mumbai – 400 059

Tel
+91 22 28245924

Fax
+91 22 28245923

Email
admin@
itax.skparekh.com

We have checked the records of Datamatics Financial and Software Services Ltd. (Registrar and Transfer Agents of State Bank of India) for the equity shares of State Bank of India maintained in Physical and Dematerialised form as at 30th September 2003. We certify that:

1. The total number of equity shares held in NSDL, CDSL and in physical form tally with the paid up capital and its details are as under:-

		No. of Shares
i.	Total equity shares held in physical form	339,241,473
ii.	Total equity shares held in dematerialised form (NSDL & CDSL)	187,057,405
	Total	526,298,878

2. The Register of Members is updated.

3. There are no changes in Equity Shares Capital (due to Rights, Bonus, Preference Issue, IPO, Buyback, Capital Reduction, Amalgamation, Demerger etc) during the quarter ending 30th September 2003.

4. During the quarter July to September 2003, dematerialised requests have been confirmed within 21 days to NSDL / CDSL.

For **SUDIT K. PAREKH & CO**
Chartered Accountants



(DURGAPRASAD S. KHATRI)
Partner
Mumbai: dated: October 27, 2003.



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग
मध्यवर्ती कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021
फैक्स/फॅक्स/Fax : 91-22-285 5348

No.CO/S&B/VR/2003/ 3271 10.11.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/3265 dated the November 10, 2003 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.



भारतीय स्टेट बैंक
State Bank of India

Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग
मध्यवर्ती कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021
फैक्स/फॅक्स/Fax : 91-22-285 5348

No.CO/S&B/ VR/2003/3265

10.11.2003

Dear Sir,

LISTING AGREEMENT
SHARING OF BANK'S ATM NETWORK WITH OTHER BANKS

In terms of Clause 36 of the Listing Agreement, we advise that the Bank has entered into Memorandum of Understanding(MOU) with both ICICI Bank and HDFC Bank for sharing Bank's ATM Network with them on bilateral terms. This would enable our customers to draw from their ATMs and vice-versa for a small interchange fee. The Agreement in this regard is scheduled to be signed shortly.

2. Kindly acknowledge receipt.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)
Encl a.a



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग
मध्यवर्ती कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021
फैक्स/फॅक्स/Fax : 91-22-285 5348

No.CO/S&B/VR/2003/ 3258 07.11.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/3257 dated the November 07, 2003 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग
मध्यवर्ती कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

शेअर एवं बौण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021
फैक्स/फॅक्स/Fax : 91-22-285 5348

FILE NO. 82.4524

No.CO/S&B/ VR/2003/3257 07.11.2003

Dear Sir,

LISTING AGREEMENT
REVISION IN INTEREST RATES

In terms of Clause 36 of the Listing Agreement, we have to advise that the Bank has decided to revise interest rates as per the annexure - 'A'.

2. Kindly acknowledge receipt.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)
Encl a.a


SHARES &
BONDS
CORPORATE CENTRE, MUMBAI

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

<u>*Annexure-A*</u>

FILE NO. 32.4324

Agenda No 1
Revision in Interest Rates on Domestic Term Deposits

A. The revised interest rates on **Domestic Term Deposits** effective from 10th **November 2003** would be as under:

Existing w.e.f. 05.05.2003		**Revised w.e.f. 10.11.2003**	
Duration	Interest Rate (% p.a.)	Duration	Interest Rate (% p.a.)
15 days to 45 days	4.25	15 days to 45 days	4.00
46 days to 179 days	5.00	46 days to 179 days	4.50
180 days to less than 1 year	5.25	180 days to less than 1 year	4.75
1 year to less than 2 years	5.50	1 year to less than 2 years	5.00
2 years to less than 3 years	5.75	2 years to less than 3 years	5.25
3 years and above	6.00	3 years and above	5.50

B. The interest rates payable on Domestic Term Deposits with a maturity period of "7 days to 14 days" continues as under:

Existing w.e.f. 05.05.2003		**Revised w.e.f 10.11.2003**	
Amount of Deposits	Interest Rate (% p. a.)	Amount of Deposits	Interest Rate (% p.a.)
Rs 15 lakhs and above	4.00	Rs 15 lakhs and above	4.00

C. The revised interest rates payable on deposits of Senior Citizens, effective from 10th November 2003 would be as under:

Existing w.e.f. 05.05.2003		**Revised w.e.f. 10.11. 2003**	
Duration	Interest Rate (% p. a.)	Duration	Interest Rate (% p.a.)
1 year to less than 2 years	6.00	1 year to less than 2 years	5.50
2 years to less than 3 years	6.25	2 years to less than 3 years	5.75
3 years and above	6.50	3 years and above	6.00

D. The Committee also resolved that the interest rates on "Kanak Dhara" (in Rupees) and "Capgains Plus" schemes should be suitably refined as per the revised rates for domestic term deposits and be communicated to offices/ branches.


TREASURY
DEPTT.
CORPORATE CENTRE MUMBAI
S.B.I.



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

शेयर आणि रोखे विभाग
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021
फैक्स/फॅक्स/Fax : 91-22-285 5348

No.CO/S&B/VR/2003/ 3202 04.11.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT :HALF YEARLY REVIEW OF FINANCIAL RESULTS FOR THE HALF YEAR ENDED - 30TH SEPTEMBER, 2003

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/3201 dated the November 4, 2003 addressed to The Stock Exchange, Mumbai alongwith a copy of Limited Review.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / VR/2003/ 3201

दिनांक / Date : 04.11.2003

Dear Sir,

LISTING AGREEMENT :HALF YEARLY REVIEW OF FINANCIAL RESULTS FOR THE HALF YEAR ENDED - 30TH SEPTEMBER, 2003

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of the "Limited Review" of financial results of the Bank for the quarter/half year ended the 30th September, 2003, by the Auditors.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF

STATE BANK OF INDIA FOR THE QUARTER ENDED 30TH SEPTEMBER 2003

We, the undersigned Auditors, have reviewed the accompanying financial results of State Bank of India for the quarter ended September 30, 2003. These financial results are the responsibility of the Bank's Management.

2 The financial results incorporate the relevant returns of 42 branches reviewed by us, 413 branches reviewed by the Bank's Concurrent Auditors, 7 Foreign Offices reviewed by External Auditors and unreviewed returns in respect of 8685 branches (including 14 Foreign Offices). In the conduct of our review, we have taken note of the review reports in respect of non-performing assets received from the Bank's Concurrent Auditors of domestic branches and external auditors of foreign offices aggregating 462 branches/offices. These review reports covers 56.24% of the advances portfolio excluding outstanding of asset recovery branches and food credit advance of the bank. Further, these review reports also cover 54.34% NPAs as on September 30, 2003.

3 A review of Financial Results consists principally of applying analytical procedures to financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

4 Based on our review as aforesaid, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards, save as otherwise stated in Note No.4 forming part



of unaudited financial results, and the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters, has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed or that it contains any material misstatements.

B. M. Chatrath & Co.,
Chartered Accountants



(S. Krishnan)
Partner : M.No. 51626

Vyas & Vyas,
Chartered Accountants



(C. P. KAPOOR)
~~(O.P.Vyas)~~
Partner : M.No. ~~14081~~ 71275.

S. Viswanathan,
Chartered Accountant



(C.N.Srinivasan)
Partner : M.No. 18205

S. P. Chopra & Co.,
Chartered Accountants



(Sanjiv Gupta)
Partner : M.No. 83364

G. S. Mathur & Co.,
Chartered Accountants



(Ajay Mathur)
Partner : M.No. 82223

R. Devendra Kumar & Associates,
Chartered Accountants



(Neeraj Golas)
Partner : M.No. 74392

Venugopal & Chenoy,
Chartered Accountants



(D.V.Jankinath)
Partner : M.No. 29505

Salarpuria Jajodia & Co.,
Chartered Accountants



(H. K. P. Jain)
Partner : M.No. 12525

O. P. Totla & Co.,
Chartered Accountants



(O.P. Totla)
Partner : M.No. 11854

K. S. Aiyar & Co.,
Chartered Accountants



(Santanu Ghosh)
Partner : M.No. 50927

B. D. Bansal & Co.,
Chartered Accountants



(Satish Kumar Bansal)
Partner : M.No. 80324

Nundi & Associates,
Chartered Accountants



(P. K. Banerjee)
Partner : M.No. 50457

K. P. Rao & Co.,
Chartered Accountants



(K. Viswanath)
Partner : M.No. 22812

Phillipos & Co.,
Chartered Accountants



(K. Radhakrishnan)
Partner : M.No. 8242

Mumbai,
30th October 2003.

STATE BANK OF INDIA

Central Office, Mumbai 400 021.

UNAUDITED FINANCIAL RESULTS FOR THEQUARTER/ HALF YEAR ENDED 30TH SEPTEMBER 2003

Rs. in crore

	Particulars	Quarter ended		Half Year ended		Year ended
		30th Sept.2003 (Reviewed)	30th Sept.2002 (Reviewed)	30th Sept.2003 (Reviewed)	30th Sept.2002 (Reviewed)	31st Mar 2003 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	7613.94	7825.00	15384.20	15360.87	31087.02
	(a) Interest / discount on advances / bills	2758.58	2846.42	5607.34	5659.11	11229.10
	(b) Income on Investments	3763.50	3712.60	7701.94	7324.17	15257.64
	(c) Interest on balances with Reserve Bank of India & other interbank funds	894.88	911.87	1685.96	1752.43	3273.67
	(d) Others	196.98	354.11	388.96	625.16	1326.61
2	Other Income	2655.07	1137.91	4408.00	2172.41	5740.26
	(A) TOTAL INCOME (1+2)	10269.01	8962.91	19792.20	17533.28	36827.28
3	Interest Expended	5198.91	5425.95	10284.49	10546.16	21109.46
4	Operating Expenses (e) + (f)	2209.19	1858.13	4119.87	3592.33	7942.42
	(e) Payments to and provisions for employees	1525.52	1292.59	2872.57	2573.38	5688.71
	(f) Other Operating Expenses	683.67	565.54	1247.30	1018.95	2253.71
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	7408.10	7284.08	14404.36	14138.49	29051.88
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	2860.91	1678.83	5387.84	3394.79	7775.40
	(D) Provisions and Contingnecies (net of write back)	1511.58	418.38	2303.18	896.19	2507.89
	--- of which provisions for Non-performing assets	1410.32	371.75	2260.32	771.75	2592.43
	(E) Provision for Taxes	360.59	443.25	1195.56	918.20	2162.51
	(F) NET PROFIT (C - D - E)	988.74	817.20	1889.10	1580.40	3105.00
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	16677.08	14698.08	16677.08	14698.08	16677.08
7	Analytical Ratios					
	(i) Percentage of shares held by Government of India	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	14.03%	13.92%	14.03%	13.92%	13.50%
	(iii) Earnings Per Share (in Rs.)	18.79 (not annualised)	15.53 (not annualised)	35.90 (not annualised)	30.03 (not annualised)	59.00
	(iv) (a) Amount of gross non-performing assets	13135.71	16195.81	13135.71	16195.81	13506.07
	(b) Amount of net non-performing assets	3542.04	6703.27	3542.04	6703.27	6183.00
	(c) % of gross NPAs	8.89%	11.98%	8.89%	11.98%	9.34%
	(d) % of net NPAs	2.56%	5.33%	2.56%	5.33%	4.50%
	(v) Return on Assets (Annualised)	0.98%	0.89%	0.98%	0.89%	0.86%

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

STATE BANK OF INDIA

Central Office, Mumbai 400 021.

Segment-wise Revenue, Results and Capital Employed FILE NO. 82.4524

Rs. in crore

		Particulars	Quarter ended		Half Year ended		Year ended
			30th Sept.2003 (Reviewed)	30th Sept.2002 (Reviewed)	30th Sept.2003 (Reviewed)	30th Sept.2002 (Reviewed)	31st Mar.2003. (Audited)
1		**Segment Revenue (income)**					
	a.	Banking Operations	8164.00	7886.72	15901.43	15395.56	31250.98
	b.	Treasury Operations	6332.60	5023.36	12058.54	9742.75	21425.89
		Total	**14496.60**	**12910.08**	**27959.97**	**25138.31**	**52676.87**
		Less: Inter Segment Revenue	4344.14	3988.35	8327.41	7720.22	15986.81
		Net Income from operations	**10152.46**	**8921.73**	**19632.56**	**17418.09**	**36690.06**
2		**Segment Results (Profit before tax)**					
	a.	Banking Operations	963.97	926.93	1452.80	1760.34	2639.31
	b.	Treasury Operations	1367.75	409.92	2659.81	829.29	2880.34
		Total	**2331.72**	**1336.85**	**4112.61**	**2589.63**	**5519.65**
		Less : Other un-allocable expenditure net of un-allocable income	982.39	76.40	1027.95	91.03	252.14
		Total Profit before Tax	**1349.33**	**1260.45**	**3084.66**	**2498.60**	**5267.51**
		Less : Income Tax	360.59	443.25	1195.56	918.20	2162.51
		Net Profit	**988.74**	**817.20**	**1889.10**	**1580.40**	**3105.00**
3		**Segment Assets**					
	a.	Banking Operations	346624.29	313093.41	346624.29	313093.41	346624.29
	b.	Treasury Operations	192371.83	171782.55	192371.83	171782.55	192371.83
	c.	Unallocated	18829.64	3765.77	18829.64	3765.77	18829.64
		Less : Eliminations	181949.26	140413.48	181949.26	140413.48	181949.26
		Total	**375876.50**	**348228.25**	**375876.50**	**348228.25**	**375876.50**
4		**Segment Liabilities**					
	a.	Banking Operations	331062.18	300105.78	331062.18	300105.78	331062.18
	b.	Treasury Operations	189356.13	169546.13	189356.13	169546.13	189356.13
	c.	Unallocated	0.00	0.00	0.00	0.00	0.00
		Less : Eliminations	161744.86	136647.71	161744.86	136647.71	161744.86
		Total	**358673.45**	**333004.20**	**358673.45**	**333004.20**	**358673.45**

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

(Segment Assets and Liabilities are as on 31st March of the previous year)

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

STATE BANK OF INDIA
Central Office, Mumbai 400 021.

Notes:-

1. The working results for the quarter ended 30th September 2003 have been arrived at after considering provisions for NPAs, Bonus, Gratuity, Wealth Tax, Investment Depreciation, Income Tax (after adjustment for deferred tax) etc. on an estimated basis.

2. Payments to and provisions for Employees for the quarter ended 30th September, 2003 includes an amount of Rs.88.63 crore towards writing off on pro-rata basis, the Deferred Revenue Expenditure relating to Voluntary Retirement Scheme implemented in FY 2000-01.

3. In terms of Government of India's Debt Buyback programme, premium on sale of Government Securities amounting to Rs.1010.32 crore computed on weighted average price, has been included under 'Income on Investments'.

4. In respect of foreign exchange transactions, the Bank is consistently following FEDAI / RBI guidelines, which are mandatory, instead of the Accounting Standard 11 of the ICAI.

5. The figures of previous periods have been regrouped, wherever necessary, to correspond to current period's classification.



P. N. VENKATACHALAM
Managing Director



A. K. PURWAR
Chairman

In terms of our Review Report of even date.



B. M. Chatrath & Co.,
Chartered Accountants



Vyas & Vyas,
Chartered Accountants



S. Viswanathan,
Chartered Accountants



S. P. Chopra & Co.,
Chartered Accountants



G.S. Mathur & Co.,
Chartered Accountants



R. Devendra Kumar & Associates,
Chartered Accountants



Venugopal & Chenoy,
Chartered Accountants



Salarpuria Jajodia & Co.,
Chartered Accountants



O. P. Totla & Co.,
Chartered Accountants



K. S. Aiyar & Co.,
Chartered Accountants



B. D. Bansal & Co.,
Chartered Accountants



Nundi & Associates,
Chartered Accountants



K. P. Rao & Co.,
Chartered Accountants



Phillipos & Co.,
Chartered Accountants

Mumbai
30th October 2003



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / VR/2003/ 3150

दिनांक / Date : 30.10.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT :UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF YEAR ENDED - 30TH SEPTEMBER, 2003(REVIEWED)

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/3142 dated the October 30, 2003 addressed to The Stock Exchange, Mumbai alongwith a copy of the unaudited financial results for the Quarter/Half Year ended 30th September, 2003(reviewed) of the Bank.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बैंक
State Bank of India

Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / VR/2003/3142

दिनांक / Date : 30.10.2003

Dear Sir,

LISTING AGREEMENT :UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF YEAR ENDED - 30TH SEPTEMBER, 2003(REVIEWED)

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the unaudited financial results for the Quarter/Half Year ended 30th September, 2003(reviewed), taken on record by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)
Encl. a.a


SHARES &
BONDS
CORPORATE CENTRE, MUMBAI

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

FILE NO. 82.4524

STATE BANK OF INDIA

Central Office, Mumbai 400 021.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/ HALF YEAR ENDED 30TH SEPTEMBER 2003

Rs. in crore

	Particulars	Quarter ended		Half Year ended		Year ended
		30th Sept.2003 (Reviewed)	30th Sept.2002 (Reviewed)	30th Sept.2003 (Reviewed)	30th Sept.2002 (Reviewed)	31st Mar 2003 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	7613.94	7825.00	15384.20	15360.87	31087.02
	(a) Interest / discount on advances / bills	2758.58	2846.42	5607.34	5659.11	11229.10
	(b) Income on Investments	3763.50	3712.60	7701.94	7324.17	15257.64
	(c) Interest on balances with Reserve Bank of India & other Interbank funds	894.88	911.87	1685.96	1752.43	3273.67
	(d) Others	196.98	354.11	388.96	625.16	1326.61
2	Other Income	2655.07	1137.91	4408.00	2172.41	5740.26
	(A) TOTAL INCOME (1+2)	10269.01	8962.91	19792.20	17533.28	36827.28
3	Interest Expended	5198.91	5425.95	10284.49	10546.16	21109.46
4	Operating Expenses (e) + (f)	2209.19	1858.13	4119.87	3592.33	7942.42
	(e) Payments to and provisions for employees	1525.52	1292.59	2872.57	2573.38	5688.71
	(f) Other Operating Expenses	683.67	565.54	1247.30	1018.95	2253.71
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	7408.10	7284.08	14404.36	14138.49	29051.88
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	2860.91	1678.83	5387.84	3394.79	7775.40
	(D) Other Provisions and Contingnecies	1511.58	418.38	2303.18	896.19	2507.89
	(E) Provision for Taxes	360.59	443.25	1195.56	918.20	2162.51
	(F) NET PROFIT (C - D - E)	988.74	817.20	1889.10	1580.40	3105.00
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	16677.08	14698.08	16677.08	14698.08	16677.08
7	Analytical Ratios					
	(i) Percentage of shares held by Government of India	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	14.03%	13.92%	14.03%	13.92%	13.50%
	(iii) Earnings Per Share (in Rs.)	18.79	15.53	35.90	30.03	59.00
		(not annualised)	(not annualised)	(not annualised)	(not annualised)	
	Shareholding Pattern					
	a) Reserve Bank of India – No. of shares	314338700	314338700	314338700	314338700	314338700
	– % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%
	b) Others – No. of shares	211960178	211960178	211960178	211960178	211960178
	– % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%

Segment-wise Revenue, Results and Capital Employed

Rs. in crore

	Particulars	Quarter ended		Half Year ended		Year ended
		30th Sept.2003 (Reviewed)	30th Sept.2002 (Reviewed)	30th Sept.2003 (Reviewed)	30th Sept.2002 (Reviewed)	31st Mar.2003. (Audited)
1	Segment Revenue (income)					
a.	Banking Operations	8164.00	7886.72	15901.43	15395.56	31250.98
b.	Treasury Operations	6332.60	5023.36	12058.54	9742.75	21425.89
	Total	14496.60	12910.08	27959.97	25138.31	52676.87
	Less: Inter Segment Revenue	4344.14	3988.35	8327.41	7720.22	15986.81
	Net Income from operations	10152.46	8921.73	19632.56	17418.09	36690.06
2	Segment Results (Profit before tax)					
a.	Banking Operations	963.97	926.93	1452.80	1760.34	2639.31
b.	Treasury Operations	1367.75	409.92	2659.81	829.29	2880.34
	Total	2331.72	1336.85	4112.61	2589.63	5519.65
	Less : Unallocated expenses (net of unallocated income	982.39	76.40	1027.95	91.03	252.14
	Operating Profit	1349.33	1260.45	3084.66	2498.60	5267.51
	Less : Income Tax	360.59	443.25	1195.56	918.20	2162.51
	Net Profit	988.74	817.20	1889.10	1580.40	3105.00
3	Segment Assets					
a.	Banking Operations	346624.29	313093.41	346624.29	313093.41	346624.29
b.	Treasury Operations	192371.83	171782.55	192371.83	171782.55	192371.83
c.	Unallocated	18829.64	3765.77	18829.64	3765.77	18829.64
	Less : Eliminations	181949.26	140413.48	181949.26	140413.48	181949.26
	Total	375876.50	348228.25	375876.50	348228.25	375876.50
4	Segment Liabilities					
a.	Banking Operations	331062.18	300105.78	331062.18	300105.78	331062.18
b.	Treasury Operations	189356.13	169546.13	189356.13	169546.13	189356.13
c.	Unallocated	0.00	0.00	0.00	0.00	0.00
	Less : Eliminations	161744.86	136647.71	161744.86	136647.71	161744.86
	Total	358673.45	333004.20	358673.45	333004.20	358673.45

(Segment Assets and Liabilities are as on 31st March of the previous year)

1 The working results for the half year ended 30th September 2003 have been arrived at after considering provisions for NPAs, Bonus, Gratuity, Wealth Tax, Investment Depreciation, Income Tax (after adjustment for deferred tax) etc. on an estimated basis.

2 Payments to and provisions for Employees for the half year ended 30th September, 2003 include an amount of Rs. 177.26 crore towards writing off on pro-rata basis, the Deferred Revenue Expenditure relating to Voluntary Retirement Scheme implemented in FY 2000-01.

3 In terms of Government Of India Debt Buyback Programme, premium on sale of Government Securities amounting to Rs.1010.32 crore computed based on weighted average price , has been included under 'Income on Investment'.

4 In respect of foreign exchange transactions, the Bank is consistently following FEDAI / RBI guidelines, which are mandatory, instead of the Accounting Standard 11 of the ICAI.

5 Number of Investors Complaints received and disposed off during the quarter ended 30th September, 2003 : (i) Pending at the beginning of the quarter - Nil. (ii) Received during the quarter - 282. (iii) Disposed off during the quarter - 282. (iv) Lying unresolved at the end of the quarter - Nil.

6 The figures of previous periods have been regrouped, wherever necessary, to correspond to current periods' classification.

The above results have been taken on record by the Central Board of the Bank on the 30th October 2003 and subjected to Review by Auditors.

Mumbai
Date : 30th October 2003

P. N. VENKATACHALAM
Managing Director

A. K. PURWAR
Chairman

STATE BANK OF INDIA CORPORATE CENTRE MUMBAI



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

शेयर आणि रोखे विभाग
मध्यवर्ती कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021
फैक्स/फॅक्स/Fax : 91-22-285 5348

CO/S&B/VR/2003/ 3012 14.10.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
WORKING RESULTS FOR THE HALF YEAR ENDED
30TH SEPTEMBER, 2003
CENTRAL BOARD'S MEETING ON 30.10.2003
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/2992 dated the October 14, 2003 addressed to The Stock Exchange, Mumbai alongwith a copy of press release.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

03 DEC -1 AM 7:21

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बैंक

State Bank of India

The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

FILE NO 82-4574

शेयर आणि रोखे विभाग
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021
फैक्स/फॅक्स/Fax : 91-22-285 5348

CO/S&B/VR/2003/2992 14.10.2003

Dear Sir,

LISTING AGREEMENT
WORKING RESULTS FOR THE HALF YEAR ENDED 30TH SEPTEMBER, 2003
CENTRAL BOARD'S MEETING ON 30.10.2003
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement we advise that a meeting of the Bank's Central Board will be held on the 30th October, 2003 to take on record the working results of the Bank for the half year ended 30th September, 2003. In terms of clause 31(c) of the listing agreement, we also enclose for your information, three copies of press release being issued in connection with convening of the meeting on 15th October, 2003.

2. Kindly acknowledge receipt.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)
Encl. a.a



SHARES & BONDS
CORPORATE CENTRE
MUMBAI

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

PRESS RELEASE

STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI 400 021

A meeting of the Central Board of the Bank will be held on the 30th October 2003 to take on record the working results of the Bank for the half year ending 30th September 2003.

Mumbai
Date: 15 अक्टूबर OCT 2003

A. K. PURWAR
CHAIRMAN

gr:C:\03H1Review\Notes.doc


STATE BANK OF INDIA



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021
फैक्स/फॅक्स/Fax : 91-22-285 5348

FILE NO. 82.4524

VR/2003/ 2988

11.10.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/2975 dated the October 11, 2003 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No.: CO/S&B/VR/2003/2975 दिनांक / तारीख / Date : 11.10.2003

Dear Sir,

F.LE NO. 82.452 1

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 30th September, 2003. In this connection, we advise that only the following entities have shareholding more than 1% of our equity.

Details of Shareholding of entities/persons holding more than 1% of of the Bank

	No.of Shares held	% of Shares in total equity
Reserve Bank of India	314338700	59.73
Financial Institutions:		
1. Life Insurance Corp. of India	18477727	3.51
FIIs		
1 Emerging Markets Growth Fund Inc.	6958700	1.32
Others(GDRs)		
1. The Bank of New York (As Depository for GDRs)	41468018	7.88
Total holding FIIs/NRIs/GDRs	101869342	19.35

2. Kindly acknowledge receipt.

Yours faithfully,



General Manager
(Shares & Bonds)
Encl. a.a


SHARES & BONDS
CORPORATE CENTRE, MUMBAI

CLAUSE 35 : BOMBAY STOCK EXCHANGE

REPORTING INSTITUTION : STATE BANK OF INDIA
FOR THE QUARTER ENDED : 30/09/2003
DATE OF REPORT : 07/10/2003

SR. NO.	CATEGORY	SHARES HELD	% OF SHARES IN TOT EQTY
(A)	PROMOTER'S HOLDING		
1	Promoter's - Indian - Foreign Pormoter's	NIL	NIL
2	Persons acting in concert	NIL	NIL
	Sub-Total	NIL	NIL
(B)	NON-PROMOTER'S HOLDING		
3	Institutional Investors		
a.	Mutual Funds and UTI	27315506	5.19
b.	Banks, Financial Institutions, Insurance Co's (Central/State Govt.Insti/Non-Govt.Insti)	344517547	65.46
c.	FIIs	60177223	11.43
	Sub-Total	432010276	82.08
4	Others		
a.	Private Corporate Bodies	13378617	2.54
b.	Indian Public	39027790	7.42
c.	NRIs OCBs	218101 6000	0.04 0.00
d.	Trust/Foundations	190076	0.04
e.	Others (GDR's)	41468018	7.88
	Sub-Total	94288602	17.92
	GRAND TOTAL -	526298878	100.00

